Exhibit 99.2

GigaMedia Limited

8 Cross Street
#11-00 PWC Building
Singapore 048424

THIS PROXY IS SOLICITED ON BEHALF OF THE
BOARD OF DIRECTORS

This Proxy, when properly executed and returned in a timely manner, will be voted at the Annual General Meeting and any adjournments thereof in the manner described herein. If no contrary indication is made, the proxy will be voted as recommended by the Board of Directors and the Company’s management.

GIGAMEDIA LIMITED

WHETHER OR NOT YOU EXPECT TO ATTEND THE
MEETING, PLEASE COMPLETE, DATE AND SIGN
THIS PROXY CARD AND RETURN IT NOT LESS
THAN 48 HOURS PRIOR TO THE TIME OF THE
MEETING IN THE ENCLOSED ENVELOPE.
00084
▼ FOLD AND DETACH HERE ▼

PLEASE SIGN, DATE AND RETURN THIS PROXY IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE.	Please mark
your votes as
	indicated in this example	☒

PROPOSALS

		FOR	AGAINST	ABSTAIN

1.	Adoption of Audited Financial Statements	☐	☐	☐
2.	Approval of Appointment of Auditors	☐	☐	☐
3.	Approval of Directors’ Remuneration	☐	☐	☐
4.	Approval for Authority to Allot and Issue Shares	☐	☐	☐
5.	Approval for Share Purchase Mandate	☐	☐	☐

Mark Here for
Address Change or
Comments SEE REVERSE	☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature	Signature	Date

You can now access your GigaMedia Limited account online.
Access your GigaMedia Limited account online via Investor ServiceDirect® (ISD).
BNY Mellon Shareowner Services, the transfer agent for GigaMedia Limited, now makes it easy and convenient to get current information on your shareholder account.

•	View account status	•	View payment history for dividends

•	View certificate history	•	Make address changes

•	View book-entry information	•	Obtain a duplicate 1099 tax form

		•	Establish/change your PIN
Visit us on the web at http://www.bnymellon.com/shareowner/equityaccess
For Technical Assistance Call 1-877-978-7778 between 9am-7pm
Monday-Friday Eastern Time
Investor ServiceDirect®
Available 24 hours per day, 7 days per week

TOLL FREE NUMBER: 1-800-370-1163

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.bnymellon.com/shareowner/equityaccess where step-by-step instructions will prompt you through enrollment.
▼ FOLD AND DETACH HERE ▼
PROXY FORM
GIGAMEDIA LIMITED

I/We	(BLOCK LETTERS)

Of

being a Shareholder/Shareholders of the above named Company, hereby appoint

Michael Ding	(Name)

of, 8F, 207 Tiding Boulevard - Sec. 2, Taipei 114, Taiwan R.O.C.	(Address)

failing whom the Chairman of the Meeting, as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at The Centrium, 60 Wyndham Street, Central, Hong Kong, in the Board Room on the Twenty-second Floor on Wednesday, June 29, 2011, at 3:00 p.m. local time, and at any adjournment thereof.
Should you desire to direct your proxy how to vote, please insert “X” in the appropriate box against each item hereunder, otherwise your proxy will vote as he thinks fit or abstain from voting.
PLEASE READ THE NOTES BELOW BEFORE COMPLETING THIS FORM.
NOTES:
1.	The proxy form must be signed by the shareholder or by the shareholder’s attorney duly authorized in writing or, if the appointer is a corporation, either under seal or in some other manner approved by the directors of the Company.

2.	If the proxy form is lodged signed in blank, it will be voted as recommended by the Board of Directors.

3.	To be effective, the proxy form (and power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority, if relevant) must be returned to BNY Mellon Shareowner Services, Proxy Processing, PO Box 3550, South Hackensack, NJ 07606-9250, or the office of the Company, 8F, 207 Tiding Boulevard -SEC. 2, Taipei 114, Taiwan R.O.C. not less than 48 hours before the time for holding the Meeting.

Address Change/Comments (Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)	00084